FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  December 2006

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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Contact: Dan Suesskind

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

(011) 972-2-589-2840

George Barrett

President and CEO

Teva North America

FOR IMMEDIATE RELEASE (215) 591-3030

Liraz Kalif / Kevin Mannix

Teva Investor Relations

(011) 972-3-926-7281 / (215) 591-8912

TEVA ANNOUNCES LAUNCH OF GENERIC WELLBUTRIN XL® TABLETS,

300 MG UNDER AGREEMENT WITH ANCHEN AND IMPAX

Jerusalem, Israel, December 18, 2006 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it has commercially shipped Bupropion Hydrochloride Extended-Release Tablets, 300 mg, the generic version of Biovail Corporation`s antidepressant Wellbutrin XL® Tablets, pursuant to an agreement with IMPAX Laboratories, Inc. (NASDAQ:IPXL) and Anchen Pharmaceuticals, Inc. Wellbutrin XL® Tablets, 300 mg, marketed by GlaxoSmithKline, had U.S. sales of approximately $972 million for the 12 months ended September 2006, according to IMS data.

Under the agreement, Anchen has taken the regulatory steps necessary to permit IMPAX to obtain final U.S. Food and Drug Administration approval of IMPAX's Bupropion Hydrochloride Extended-Release Tablets, 300 mg and for Teva to sell the product within Anchen's 180-day exclusivity.  In return, Anchen will receive certain payments, both during and after the exclusivity period.  Pursuant to Teva's existing strategic alliance agreement with IMPAX, Teva has U.S. marketing rights to IMPAX's version of this product.  Teva will record the revenues resulting from sales of the product and remit payments to Anchen and a negotiated percentage of its gross profit to IMPAX.

Anchen and IMPAX are currently in patent litigation concerning this product.  Suits were brought against them by Biovail Laboratories International SRL involving their Paragraph IV certifications to U.S. Patent No. 6,096,341. Anchen has been granted summary judgment of noninfringement with regard to its product.  IMPAX has filed a motion for summary judgment of noninfringement.

Anchen was the first generic applicant to file an Abbreviated New Drug Application (ANDA) containing a paragraph IV patent challenge on the patents related to the Wellbutrin XL® tablet product and consequently was granted 180 days exclusivity, which it has now transferred to IMPAX.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80 percent of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:  This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to Teva`s ability to rapidly integrate IVAX Corporation`s operations and achieve expected synergies, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic products, the impact of competition from brand-name companies that sell or license their own brand products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic  product, the impact of consolidation of our distributors and customers, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding litigation, including that relating to the generic versions of Allegra®, Neurontin® and the effects of competition on Copaxone® sales, including as a result of the reintroduction of Tysabri® into the market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism or major hostilities, environmental risks, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva`s Annual Report on Form  20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: December 18 , 2006